
September 26, 2023

Andrew Simpson
Chief Executive Officer
Heart Test Laboratories, Inc.
550 Reserve Street, Suite 360
Southlake, TX 76092

      Re: Heart Test Laboratories, Inc.
          Registration Statement on Form S-3
          Filed September 18, 2023
          File No. 333-274554

Dear Andrew Simpson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and Services

cc: Sasha Ablovatskiy